As Filed with the Securities and
Exchange Commission on March 27,1998
                                                      File Number 70-9155



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
         ---------------------------------------------------------------
                               AMENDMENT NO. 1 TO
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         ---------------------------------------------------------------

                                    CONECTIV
                                 800 King Street
                               Wilmington DE 19899
         (Name of company filing this statement and address of principal executive office)
         ---------------------------------------------------------------

                                    Conectiv
                 (Name of top registered holding company parent)

         ---------------------------------------------------------------

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                  (Name and address of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         Peter F. Clark, Esq.                  Joyce Koria Hayes, Esq.
               Conectiv                             7 Graham Court
            800 King Street                        Newark, DE 19711
         Wilmington, DE 19899

Item 1.

Item 1(a) of the application-declaration is amended as follows:

1. The last three sentences under the Heading, "Triggering Events; Transfer of Rights" on pages 7 and 8 are amended to add the words "or Class A Common Stock" after the words "Common Stock' to read as follows:

   Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock or Class A Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock or Class A Common Stock will contain a legend incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificate") will be mailed to holders of record of Common Stock and Class A Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. Following the distribution of Rights Certificates, the Rights would trade independently of the Common Stock and Class A Common Stock.

2. The 6th and 7th sentences under the Heading "Terms of the Preferred Stock", on pages 11 and 12 are amended to add references to Class A Common Stock to read as follows:

   Generally, each share of Preferred Stock will vote together with the Common Stock and Class A Common Stock and any other series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination, or other transaction in which shares of the Common Stock and/or Class A Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series 1 Preferred Stock or Series 2 Preferred Stock, as the case may be, will be entitled to receive 100 times the amount of stock, securities, cash and/or property, into which or for which each share of Common Stock or Class A Common Stock, as the case may be, is changed or exchanged, subject to certain adjustments.

3. Under the heading "Exercise of Rights Following a Triggering Event," on page 8, the following new first sentence is added:

   In the event 10 business days (or such later date as may be established by the Board of Directors) elapse following the announcement or commencement of a tender or exchange offer, the consummation of which would result in any person becoming an Acquiring Person, and the Rights certificates are distributed and the Rights become exercisable, but no one has become an Acquiring Person, each holder of a Right will have the right to receive upon exercise, one Unit of Preferred Stock upon payment of the Purchase Price.

Item IV. "Authorization Sought" is amended to add the words "common stock" in connection with the exercise and delete references to "securities or other assets" in connection with an exchange of the Rights to read as follows:

      THE COMPANY herein seeks authorization to implement the proposed stockholder rights plan as described in this application-declaration and embodied in the proposed Rights Agreement. This would include, among other actions permitted by the Agreement, the following transactions:

      The dividend distribution of the Rights.

      The making of adjustments to the Purchase Prices applicable upon exercise of each Right.

      The sale and issuance of Preferred Stock, common stock, or other securities, or the transfer of other assets upon exercise of the Rights.

      The redemption of the Rights and the issuance of Preferred Stock in exchange for Rights.

      Amending of the Agreement as permitted by the terms thereof.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                          CONECTIV


                                    By: /s/ Louis W. Walters
                                       ------------------------------
                                       Title: Treasurer




Date:  March 27, 1998